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                      Filed by The Aristotle Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                  Subject Company:  Nasco International, Inc.
                        Commission File Number:  000-14669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about The Aristotle Corporation and Nasco International, Inc. While management of Aristotle and Nasco make their best efforts to be accurate in making such forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate one or more additional acquisitions; (iii) the ability of Aristotle to retain and take advantage of its net operating tax loss carryforward position; (iv) the ability of Aristotle to become one of the largest and strongest public companies in the fragmented education supply market; (v) Aristotle's expectation that its product line will cover virtually the entire spectrum of the educational supply field;
(vi) Aristotle's ability to manage Simulaids, Safe Passage and any other acquired or to be acquired companies; (vii) the consummation of the proposed merger with Nasco in a timely and effective manner; and (viii) general economic conditions.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, costs related to the merger, failure of Aristotle's stockholders to approve the merger, the risks that the expected benefits of the merger may not be realized, the risk Aristotle fails to manage its growth effectively, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Aristotle products, competition, intellectual property of others, and patent protection and litigation. Aristotle does not intend to update any of the forward-looking statements after the date of this filing to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Aristotle's business are discussed in Aristotle's Form 10-K for the fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 and Aristotle's Amended Form 10-K/A for the fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on November 21, 2001.

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THE FOLLOWING IS THE TEXT OF THE FORM 8-K ARISTOTLE FILED WITH THE SEC REGARDING
THE MERGER ON NOVEMBER 30, 2001.

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                    FORM 8-K

                                 CURRENT REPORT

                        PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of Report (Date of earliest event reported):  November 27, 2001

                           THE ARISTOTLE CORPORATION
             (Exact name of registrant as specified in its charter)


              DELAWARE                0-14669               06-1165854
              --------------------------------------------------------
              (State or the         (Commission          (IRS Employer
              jurisdiction of       File Number)   Identification No.)
              incorporation)


                                 27 ELM STREET
                              NEW HAVEN, CT 06510
                              -------------------
              (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (203) 867-4090


                                 NOT APPLICABLE
                                 --------------
         (Former name or former address, if changed since last report)


ITEM 5.   OTHER EVENTS.

On November 27, 2001, The Aristotle Corporation ("Aristotle") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Nasco International, Inc. ("Nasco"), Nasco Holdings, Inc. and Geneve Corporation ("Geneve"). Nasco is an indirect subsidiary of Geneve and Geneve currently owns approximately 50.9% of Aristotle's outstanding shares of common stock. Two principal officers of Geneve are currently Directors of Aristotle. The Merger Agreement, among other things:

    .  Provides that Aristotle will be the surviving corporation (Article I);

    . Sets forth the consideration to be received by Nasco's stockholders (Article II);

    . Provides, as a preparatory step immediately prior to the merger, for the distribution to Aristotle's common stockholders of a dividend of a newly authorized Series I Convertible Voting Cumulative 11% Preferred Stock, par value $.01, of the Company for each share of Aristotle common stock then issued and outstanding (Article V);

    . Sets forth the conditions to the closing of the merger, including, among other things: (1) approval by at least two thirds of the shares of Aristotle common stock and the majority of the shares of Aristotle common stock shares voting (exclusive of shares held by Geneve); (2) valuation, on the closing date, of the preferred stock to be issued to Aristotle and Nasco stockholders of at least $6.00 per share and valuation of Aristotle common stock, after subtracting the value of the preferred stock to be received in the merger, at no more than $3.00 per share; and (3) receipt of a fairness opinion from a financial advisor (Article VII); and

    . Provides for the execution of a Stockholders Agreement whereby Geneve will agree for three years after the merger to vote its shares in favor of three non-Geneve members of Aristotle's current Board of Directors to serve as Aristotle Directors (Article VII).

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    In conjunction with the Merger Agreement, Aristotle and Geneve entered into an Exchange Agreement (the "Exchange Agreement") dated as of November 27, 2001, pursuant to which, on the closing date of the merger, Aristotle and Geneve will exchange all shares of Series I Preferred Stock held by Geneve for an identical number of shares of newly authorized Series J Non-Voting Cumulative 12% Preferred Stock, par value $0.01 per share.

The press release regarding the merger, the Merger Agreement, and the Exchange Agreement are incorporated herein by reference into this Item 5.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

(c)  Exhibits.

2        Agreement and Plan of Merger by and among The Aristotle
         Corporation, Geneve Corporation, Nasco Holdings, Inc. and Nasco International, Inc. dated as of November 27, 2001.

10 Exchange Agreement, dated as of November 27, 2001, by and between The Aristotle Corporation and Geneve Corporation.

99.1 Press Release, dated November 28, 2001, announcing the execution of the Agreement and Plan of Merger by and among The Aristotle Corporation, Geneve Corporation, Nasco Holdings, Inc. and Nasco International, Inc.

99.2 Form of Amended and Restated Certificate of Incorporation of The Aristotle Corporation.

99.3 Form of Stockholders Agreement by and among The Aristotle Corporation, Geneve Corporation and Nasco Holdings, Inc.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                THE ARISTOTLE CORPORATION
                                      (Registrant)

Date: November 30, 2001         /s/ Paul McDonald
                                -----------------

                                Name: Paul McDonald
                                Title: Chief Financial Officer

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                                 EXHIBIT INDEX
                                 -------------
Exhibit
Number  Description
        -----------

2       Agreement and Plan of Merger by and among The
        Aristotle Corporation, Geneve Corporation,
        Nasco Holdings, Inc. and Nasco International, Inc.
        dated as of November 27, 2001.

10 Exchange Agreement, dated as of November 27, 2001, by and between The Aristotle Corporation and Geneve Corporation.

99.1 Press Release, dated November 28, 2001, announcing the execution of the Agreement and Plan of Merger by and among The Aristotle Corporation, Geneve
        Corporation, Nasco Holdings, Inc. and Nasco
        International, Inc.

99.2    Form of Amended and Restated Certificate of
        Incorporation of The Aristotle Corporation.

99.3    Form of Stockholders Agreement by and among The
        Aristotle Corporation, Geneve Corporation and
        Nasco Holdings, Inc.



In connection with Aristotle's acquisition of Nasco, an Agreement and Plan of Merger, Exchange Agreement, form of Amended and Restated Certificate of Incorporation and form of Stockholders Agreement were filed by Aristotle under cover of the Form 8-K filed on November 30, 2001 and are incorporated by reference into this filing.



                                  EXHIBIT 99.1

FOR IMMEDIATE RELEASE             NEWS RELEASE

Contacts:
---------
Paul McDonald or John Crawford          John Ingoldsby
The Aristotle Corporation               Ingoldsby Investor Relations, Inc.
Phone: 203-867-4090                     Phone: 508-359-2280


                           THE ARISTOTLE CORPORATION
                ANNOUNCES MERGER WITH NASCO INTERNATIONAL, INC.

New Haven, CT, November 28, 2001 -- The Aristotle Corporation (NASDAQ: ARTL) announced today it has signed an agreement to merge with Nasco International, Inc. (Nasco), a subsidiary of the privately-held Geneve Corporation. Aristotle will be the surviving corporation and will continue to be a publicly-held company listed on the Nasdaq Small Cap Market. Since Nasco is a significantly larger company than Aristotle, the combination will be accounted for as a reverse merger, resulting in financial statements that will be presented as if Aristotle merged into Nasco.

Nasco, headquartered in Fort Atkinson, Wisconsin, is a manufacturer and distributor of education and health products sold principally to the Kindergarten -12th grade market throughout the United States. During 2001, Nasco acquired American Educational Products, located in Fort Collins, Colorado, and Spectrum Educational Supplies, headquartered in Toronto, Canada. All of Nasco's operations (including its Modesto, California and Plymouth, Minnesota divisions) complement the health education products manufactured by Aristotle's subsidiary, Simulaids, Inc., based in Woodstock, New York. For the 12 months ended September 30, 2001, Aristotle and Nasco would have had combined annualized sales of approximately $160 million and adjusted EBITDA, earnings before interest, taxes, depreciation, amortization, and nonrecurring management fees, of approximately $21 million. Aristotle believes the proposed merger will not affect its ability to carry forward its net operating losses for tax purposes.

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Under the merger agreement, the Geneve group will receive 15 million shares of
Aristotle common stock and 10 million shares of a new $6.00 Series J preferred stock, carrying a per annum dividend of 12%, in exchange for all of the common stock of Nasco. Nasco is expected to have approximately $45 million of debt at closing. In a separate transaction, Aristotle will pay, just prior to and on the same date as the merger, a dividend of one share of a new $6.00 Series I convertible preferred stock for each of the approximately 2 million shares of Aristotle common stock expected to be outstanding at that time. Each share of Series I preferred will carry a dividend of 11% per annum and will be convertible five years after issuance, for a period of three months, into one-half share of Aristotle common stock. After the merger, Aristotle will have a capitalization of approximately 17 million common shares and 12 million preferred shares. The Geneve group currently owns 51% of Aristotle, and following the merger, will own in excess of 90% of the combined companies.

John J. Crawford, Chief Executive Officer of Aristotle, will continue in that role, and Steven B. Lapin, President and Chief Operating Officer of the Geneve group, will join Aristotle in those capacities. The operations of the Nasco and Aristotle group of companies will continue to be run by their current management teams, and Aristotle will continue to be headquartered in Connecticut.

"This combination will result in a publicly-traded company that will be one of the largest and strongest in the currently fragmented field of supplying the needs of the K-12 school market," stated Crawford. "With Nasco's size and financial strength developed over the past 60 years, Aristotle intends to continue growth through acquisitions and new product development."

Lapin added, "Our combined product lines, approximately 25% of which are proprietary, will cover virtually the entire spectrum of the education field, including Arts & Crafts, Math, Science, Early Childhood, Health & Nutrition, and Recreation, with over 60,000 separate items distributed through twenty-five catalogs."

The merger, which is expected to close in the first quarter of 2002, is subject to approval, at a meeting of Aristotle's stockholders, by a two-thirds affirmative vote of Aristotle's outstanding common shares, and also by a majority of shares voted, excluding those held by the Geneve group. Other conditions to closing are contained in the Merger Agreement to be filed with the Securities and Exchange Commission as an exhibit to its Form 8-K reporting the merger.


About Aristotle:
----------------

The Aristotle Corporation, founded in 1986 and headquartered in New Haven, CT, is a holding company currently consisting of two operating subsidiaries. Simulaids, Inc. (www.simulaids.com), based in Woodstock, N.Y., designs, manufactures and markets health and medical education teaching aids, such as manikins and simulation kits, used for training in CPR, emergency rescue and patient care by institutions such as fire departments and medical schools. Safe Passage International, Inc. (www.safe-passage.com), based in Rochester, N.Y., develops and distributes computer-based training products to government and industry clients. Aristotle has approximately 85 employees. Aristotle had total assets of $15.0 million and net worth of $12.7 million as of September 30, 2001. There are approximately 2 million shares of common stock outstanding and approximately 4,000 shareholders.


Safe Harbor Under Private Securities Litigation Reform Act of 1995
-------------------------------------------------------------------

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate one or more additional acquisitions; (iii) the ability of Aristotle to retain and take advantage of its net operating tax loss carryforward position; (iv) Aristotle's ability to manage Simulaids, Safe Passage and any other acquired or to be acquired companies; (v) the consummation of the proposed merger with Nasco in a timely and effective manner; and (vi) general economic conditions. As a result, future development efforts of Aristotle involve a high degree of risk. For further information, please see Aristotle filings with the Securities and Exchange Commission, including its Forms 10-K and 10-Q.


                                    * * * *


Investors and security holders are advised to read the proxy statement-prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement-prospectus will be filed with the Securities and Exchange Commission by Aristotle. Investors and security holders may obtain a free copy of the proxy statement-prospectus, when available, and other documents filed by Aristotle at the Securities and Exchange Commission's web site at www.sec.gov. The proxy

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statement-prospectus and such other documents may also be obtained from
Aristotle by directing such request to The Aristotle Corporation, 27 Elm Street, New Haven, Connecticut 06510, Attn: Investor Relations, tel: (203) 867-4090.

Aristotle and Nasco and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Aristotle stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Aristotle and Nasco directors and executive officers have in the merger are available in the proxy statement-prospectus.

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